Exhibit 99.1

Key Milestone Reached as NextSource Materials Begins Procurement of Processing Plant Equipment for its Molo Graphite Mine in Madagascar

NEWS RELEASE – TORONTO, May 11, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce it has commenced procurement for its Molo graphite mine in Madagascar, ahead of expected mine construction in August 2021 and mine commissioning in April 2022.

Since securing a funding package from its new strategic investor, Vision Blue Resources Limited, the Company has been working diligently with its EPC (engineering, procurement and construction) firm to complete all engineering design preparation work and final project costing estimates.

Purchase orders have now been placed for the following essential processing plant equipment:

●
Primary, flash flotation and attrition mills
●
Flotation columns and cleaning circuits
●
Screeners, crusher and feeders

The fabrication and construction of the Molo graphite mine is on schedule, with commissioning targeted for April 2022. The processing plant is designed to process 240,000 tpa of ore, and produce approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

Mine-site construction activities are scheduled to begin in August 2021. The plant equipment is expected to begin arriving in Madagascar in Q4 2021 followed by site installation in Q1 2022. Mine commissioning is expected to begin in April 2022, followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

President and CEO, Craig Scherba P. Geo., commented,

“We have reached yet another key milestone with the procurement of key items that will form the backbone of the Molo processing plant. This is a testament to the hard work and diligence of our technical team.”

ABOUT SUPERFLAKE® GRAPHITE

As announced in November 2015, independent testing by various third-party end users of flake graphite confirmed that NextSource’s SuperFlake® graphite meets or exceeds quality requirements for all major end-markets for natural flake graphite. The major end-markets are refractories, anode material for lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene in high-end ink and substrate applications.

As detailed in the Molo 2019 Feasibility Study, SuperFlake® graphite concentrate can achieve 98% carbon (C) purity with simple flotation.

SuperFlake® graphite concentrate has excellent flake size distribution that is well above the global average, with 46.4 percent being classified as +80 (large), +65 (extra large) and +48 (jumbo) mesh in flake size. Specifically, 23.6 percent of SuperFlake® graphite concentrate is +48 mesh and greater in size. It has excellent thermal expansion, can be easily upgraded to 99.97% purity (battery grade), contains no deleterious substances and has high crystallinity.

SuperFlake® is a registered trademark in the United States, Canada, Japan, South Korea, U.K. and the European Union. These key jurisdictions represent the top demand markets for flake graphite and the locations where NextSource intends to sell its SuperFlake® graphite and anode material.

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

The Company will enter into production in phases and utilize an all-modular build approach to construct the Molo graphite mine. Mine commissioning is expected to begin in April 2022 followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore, producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company’s Molo graphite project in Madagascar is regarded as one of the largest and highest-quality graphite deposits globally and the only project with SuperFlake® graphite. With expected low-cost operations, and both its mining and environmental licenses in place, NextSource Materials has forged strategic and exclusive partnerships with key supply chain participants to provide graphite-based anode material to international OEMs for lithium-ion and fuel cell applications, and graphite for high-end, value-added applications where graphite is an essential material.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF"

Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding the procurement process and timing of such items in this process, a sales agreement with offtake partners, collaboration agreements to build a value-added SPG (anode) facility, time to commissioning the BAF, the demand for EVs and HEVs, the use of SuperFlake, , successful and on-budget construction of the Molo Graphite Project, SPG plant and BAF, sourcing the funds needed to construct the BAF, expansion of the BAF, estimated future production from the Molo Graphite Project, completion of the technical studies and expansion of the Molo Graphite Project. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including the risk that the Molo graphite mine is not built on the expected time and cost estimates, that the mineral reserve and resource estimates for the Molo Graphite Project are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Project may not be renewed or may be revoked. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.